Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2013

Pre-tax loss from continuing operations	$(11,969)

Income from equity investees	(436)
Fixed charges	22,277
Capitalized interest	(325)
Total earnings	$9,547

Interest expense (1)	$4,065
Estimated interest within rent expense (2)	17,887
Capitalized interest	325
Total fixed charges	$22,277

Ratio of earnings to fixed charges	—

Deficiency of earnings available to cover fixed charges	$(12,730)

(1)       Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)       Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.